STS Turbo, Inc.
165 N. 1330 West, Suite A-4
Orem, UT  84057

September 2, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  Amanda Ravitz

Re:	STS Turbo, Inc.
Registration Statement on Form S-1
File No. 333-164695

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, we hereby request the withdrawal of the registrant's registration statement on Form S-1 originally filed on February 4, 2010, as subsequently amended, together with all exhibits thereto.  The filing has not been declared effective.  No securities have been sold or issued pursuant to the registration statement, and the registrant does not intend to sell or issue any securities in connection therewith.

Accordingly, the registrant requests that an order granting withdrawal of the registration statement be issued as soon as possible and be included in the file for the registration statement.  The registrant also requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the registration statement be credited to the registrant's account for future use.

Please contact me if you have any comments or questions regarding this application.

Very truly yours,

/s/ Richard K. Squires Richard K. Squires Chief Executive Officer and President